INBIT CORP.

Av. Amazonas N41-125 Y Isla Baltra,

Quito, Ecuador

Tel.  702-899-0259

Email: inbitcorp@yandex.com

April 22, 2016

Mr. Kauten

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Inbit Corp.

       Amendment No. 3 to Registration Statement on Form S-1

       Filed April 21, 2016

       File No. 333-209497

Dear Ms. Kauten,

Pursuant to the phone conversation with the company, held on April 22, 2016, Inbit Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's oral comments.

Please direct any further comments or questions you may have to the company at inbitcorp@yandex.com

Thank you.

Sincerely,

/S/ Viktor Zeziulia

Viktor Zeziulia, President